NOBLE HOUSE ENTERTAINMENT INC.

47 AVENUE ROAD, SUITE 200

TORONTO, ONTARIO

M5R 2G3

T:  416-860-0211

F:  416-361-6228

February 22, 2006

Linda Cvrkel, Branch Chief

US Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549-7410

USA

By fax sent to Claire Erlanger, Division of Corporate Finance

Dear Linda Cverkel:

RE:  NOBLE HOUSE ENTERTAINMENT INC. – Form 20-F for fiscal year ended March 31, 2005 (File No. 000-50492)

We refer to your letter of February 13, 2006.

Enclosed attachment provides our responses to your comments in the same order.

We have filed this letter, our attachment and acknowledgement letter together with revised Form 20-F for 2005 on EDGAR.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah

Kam Shah

Chief Financial Officer

Noble House Entertainment Inc.

Form 20-F for Fiscal 2005

Responses to the comments in the SEC letter dated February 13, 2006

File No. 000-50492

Attachment to our letter of January 20, 2006

SEC COMMENT #	NOBLE HOUSE RESPONSES	WHERE TO FIND
1	Revised as required. Corrected page enclosed.	Revised 20-F for 2005 filed on EDGAR.
2

a.  Under clause 3(b) of the consulting agreement with Snapper Inc. dated May 1, 2003, Snapper Inc. had an option to accept common shares in lieu of cash in settlement of its debt from Noble House.  A copy of the consulting agreement was filed as exhibit 4(b)(i)1 with Registration Statement 20-F/A dated February 2, 2004.

b.  1.5 million common shares (equal to 750,000 post reverse-split shares) were issued at $0.05 to settle debt of $75,000.  No gain or loss arose and accounted for on issuance of shares since fair value of shares equal the fair value of debt being settled.

c.  We give below the comments incorporated in the Board minutes of February 17, 2004, which explain how $0.05 was considered fair value of the Corporation’s common shares:

“Although the Corporation’s common stock is not listed or traded on any exchange, a transaction concluded earlier this fiscal year valued the Corporation’s common shares at $0.05 per share.  Other than the acquisition of the Jenn Project on May 13, 2003, there has been little business activity since the Broadway preview shows in 1999-2000.  The continued absence of any substantial business activity of operations coupled with inadequate funding depresses the market value of the outstanding warrants and their underlying common shares.”

3

a.  See comments in 2 above in regards to the fair value of shares determination basis.

b.  The last acquisition of assets on November 20, 2004 was settled by issuance of common shares valued at $0.10, which was considered a fair value of the Company’s common share on the basis of the following:

1.  The Company then was inactive and its operations did not change significantly since May 13, 2003.

2.  In 2003 and subsequent period, shares were valued at $0.05 as explained in 2 above.  This valuation remained unchanged on November 30, 2004, except that the value was extrapolated to be $0.10 due to 2:1 reverse split on November 19, 2004.

3.  The shares were not quoted or traded on OTCBB until after April 27, 2005 – much after the above transaction.

4

The fundamental point here is that we acquired only selected assets of the independent production house (“production house”).  The production house still retained rights to over 20 films – titles produced by one of the owners of the production house – Mr. Damian Lee, between 1988 and 1999.  Further, no liabilities, if any, associated with the assets acquired by us or any other liabilities were assumed by us.  These liabilities together with associated tax liabilities still remained with the production house.  Further, while owners of the production house joined Noble House’s subsidiary, they joined as independent consultants and are still free to look after their personal businesses and projects.

Thus, the circumstances here indicate that there was an asset acquisition and that was also the intention of the parties to the agreement.

5

The value assigned to the assets acquired was based on an independent valuation dated November 15, 2004 provided by a Los Angeles based independent film distribution and sale house – Fusion International Sales Corporation.  Their valuation conclusion was based on film by film evaluation.

A copy of the evaluation report is enclosed and is also include as Exhibit #4(b)(iv) to 20-F for 2005.

Revised 20-F for 2005 filed on EDGAR.
6.

As explained in our accounting policy note to the 2005 audited financial statements, the evaluation of the fair value of the scripts and distribution contracts on hand at June 30, 2005 was made by the management of the subsidiary, NHFT on a title-by-title basis.  While this is based on the judgment of the management who have over 40 years of combined experience in the film industry, the following specific factors were taken into consideration:

1.  Actual co-production agreements and/or licensing agreements entered into subsequent to the year-end.

2.  Estimated production dates lined up for the scripts in the near future.

3.  Distribution income actually received subsequent to the year-end and expected based on negotiations that have been initiated by the NHFT management.

4.  The value of the three of the seven distribution contracts was written off at June 30, 2005.  The balance of the value - $60,000 is being amortized over 36 months as per the accounting policy.

7

Note 13 to the audited financial statements for the fiscal year 2004 explains the three adjustments under US GAAP reconciliation.  These financials formed part of the annual report 20-F for 2004 filed on EDGAR.

Since there were no new adjustments in 2005, the above explanations were not repeated in the financial statements for 2005.

We have now noted your comments and will ensure explanations are provided for all the adjustments during the last three financial years in our future filings.